SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 15)

                                ----------------

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                           Moore Corporation Limited
                                      and
                                   FRDK, Inc.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, Inc.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100

                  FRDK, Inc. and Moore Corporation Limited hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No.
15. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(25)    Press Release, dated October 19, 1995.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1995


                                                  FRDK, Inc.


                                                  By:    /s/ Joseph M. Duane

                                                  Name:     Joseph M. Duane
                                                  Title:    President



                                                  MOORE CORPORATION LIMITED


                                                  By:     /s/ Joseph M. Duane

                                                  Name:     Joseph M. Duane
                                                  Title:    Vice President and
                                                             General Counsel

                                 EXHIBIT INDEX



                 (a)(25)     Press Release, dated October 19, 1995.